UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 24, 2019
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On April 24, 2019, the Credit Suisse Earnings Release 1Q19 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
The 1Q19 Credit Suisse Financial Report as of and for the three months ended March 31, 2019 will be published on or about May 3, 2019.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2018 (Credit Suisse 2018 20-F) filed with the SEC on March 22, 2019 and the Group’s earnings release for the first quarter of 2019 (Credit Suisse Earnings Release 1Q19), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about the Bank relating to its results as of and for the three months ended March 31, 2019. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2018 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and, until December 31, 2018, the Strategic Resolution Unit segments. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group
in	1Q19	1Q18	1Q19	1Q18
Statements of operations (CHF million)
Net revenues	5,435	5,585	5,387	5,636
Total operating expenses	4,363	4,627	4,244	4,534
Income before taxes	991	910	1,062	1,054
Net income	629	611	749	692
Net income attributable to shareholders	626	611	749	694
Comparison of consolidated balance sheets
	Bank		Group
end of	1Q19	4Q18	1Q19	4Q18
Balance sheet statistics (CHF million)
Total assets	796,388	772,069	793,636	768,916
Total liabilities	750,101	726,075	749,705	724,897
Capitalization and indebtedness
	Bank		Group
end of	1Q19	4Q18	1Q19	4Q18
Capitalization and indebtedness (CHF million)
Due to banks	18,800	15,220	18,780	15,220
Customer deposits	368,494	365,263	367,147	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,618	24,623	20,617	24,623
Long-term debt	159,322	153,433	160,261	154,308
Other liabilities	182,867	167,536	182,900	166,821
Total liabilities	750,101	726,075	749,705	724,897
Total equity	46,287	45,994	43,931	44,019
Total capitalization and indebtedness	796,388	772,069	793,636	768,916

BIS capital metrics
	Bank		Group
end of	1Q19	4Q18	1Q19	4Q18
Capital and risk-weighted assets (CHF million)
CET1 capital	40,211	38,915	36,556	35,824
Tier 1 capital	49,756	48,231	47,032	46,040
Total eligible capital	53,663	52,431	50,939	50,239
Risk-weighted assets	291,199	286,081	290,098	284,582
Capital ratios (%)
CET1 ratio	13.8	13.6	12.6	12.6
Tier 1 ratio	17.1	16.9	16.2	16.2
Total capital ratio	18.4	18.3	17.6	17.7
Selected financial data – Bank
Condensed consolidated statements of operations
in	1Q19	1Q18	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,821	4,452	8
Interest expense	(3,273)	(2,836)	15
Net interest income	1,548	1,616	(4)
Commissions and fees	2,579	3,006	(14)
Trading revenues	856	514	67
Other revenues	452	449	1
Net revenues	5,435	5,585	(3)
Provision for credit losses	81	48	69
Compensation and benefits	2,304	2,348	(2)
General and administrative expenses	1,745	1,823	(4)
Commission expenses	314	344	(9)
Restructuring expenses	–	112	–
Total other operating expenses	2,059	2,279	(10)
Total operating expenses	4,363	4,627	(6)
Income before taxes	991	910	9
Income tax expense	362	299	21
Net income	629	611	3
Net income/(loss) attributable to noncontrolling interests	3	0	–
Net income attributable to shareholders	626	611	2

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	1Q19	4Q18	% change
Assets (CHF million)
Cash and due from banks	93,984	99,314	(5)
Interest-bearing deposits with banks	894	1,074	(17)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	116,151	117,095	(1)
Securities received as collateral	49,472	41,696	19
Trading assets	145,070	133,859	8
Investment securities	1,714	1,477	16
Other investments	4,797	4,824	(1)
Net loans	298,841	292,875	2
Goodwill	4,093	4,056	1
Other intangible assets	224	219	2
Brokerage receivables	42,309	38,907	9
Other assets	38,839	36,673	6
Total assets	796,388	772,069	3
Liabilities and equity (CHF million)
Due to banks	18,800	15,220	24
Customer deposits	368,494	365,263	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,618	24,623	(16)
Obligation to return securities received as collateral	49,472	41,696	19
Trading liabilities	39,544	42,171	(6)
Short-term borrowings	27,055	22,419	21
Long-term debt	159,322	153,433	4
Brokerage payables	37,942	30,923	23
Other liabilities	28,854	30,327	(5)
Total liabilities	750,101	726,075	3
Total shareholder's equity	45,570	45,296	1
Noncontrolling interests	717	698	3
Total equity	46,287	45,994	1

Total liabilities and equity	796,388	772,069	3
BIS statistics (Basel III)
end of	1Q19	4Q18	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	40,211	38,915	3
Tier 1 capital	49,756	48,231	3
Total eligible capital	53,663	52,431	2
Capital ratios (%)
CET1 ratio	13.8	13.6	–
Tier 1 ratio	17.1	16.9	–
Total capital ratio	18.4	18.3	–

Exhibit
No. Description
99.1 Credit Suisse Earnings Release 1Q19

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: April 24, 2019
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                     David R. Mathers
      Chief Executive Officer                         Chief Financial Officer